FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month October 2018 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On October 09, 2018, the Registrant Announces Hosting Technical
Seminars Showcasing its Advanced CMOS Image Sensor Platform for a
Wide Range of Imaging Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: October 09, 2018	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Host Technical Seminars Showcasing its Advanced CMOS Image Sensor Platform for a Wide Range of Imaging Applications

Technical seminars taking place in conjunction with Company participation at Image Sensors Americas and VISION Europe conferences

MIGDAL HAEMEK, Israel, October 9, 2018 – TowerJazz, the global specialty foundry leader, today announced it will host CMOS image sensor (CIS) Technical Seminars prior to its participation at leading industry conferences, Image Sensors Americas (IS Americas) and VISION (Europe), the world’s leading trade fair for machine vision. TowerJazz’s US CIS seminar will take place on October 10, 2018 in San Francisco and its European seminar will take place on November 5, 2018 in Stuttgart, Germany. At these events, TowerJazz CIS experts will provide detailed technical reviews on the Company’s high-end CIS dedicated solutions such as: global shutters, NIR enhanced pixels, BSI and stacked wafers, 3D sensing, LiDAR and optical simulations.

The location for both the TowerJazz US CIS Technical Seminar on October 10, 2018 and the IS Americas conference on October 11-12, 2018 is the Hyatt Centric Fisherman’s Wharf in San Francisco, CA. At IS Americas, Dr. Amos Fenigstein Senior Director of CIS R&D, TowerJazz will present “Future Trends in Imaging beyond the Mobile Market” on October 12, 2018 at 2:00pm. The keynote at IS Americas will be given by a lead scientist from NASA, Dr. Shouleh Nikzad who will also speak in the Innovation In Action session on Image Sensors for Aerospace. Recently, TowerJazz and SRI International announced the companies provided a breakthrough CMOS imager launched in NASA’s Parker Solar Probe mission.

TowerJazz’s European CIS Technical Seminar and VISION Europe will both take place in Messe Stuttgart, Germany on November 5, 2018 and November 6-8, 2018, respectively.  At VISION Europe, TowerJazz will showcase its advanced CIS platform, cutting edge technological solutions and enhanced manufacturing capabilities for a wide range of rising imaging markets.

For more information about TowerJazz technical seminars please click here.

To set up a meeting with TowerJazz technical experts at IS Americas or VISION Europe (booth #1I71), please click here or inquire at: info@towerjazz.com.

About TowerJazz CIS Technology
TowerJazz's advanced and proven CMOS image sensor technology meets the growing demand for optical sensors used in high-end photography, industrial, medical, automotive and consumer applications, including security cameras, 3D imaging for gesture recognition and AR/VR applications. TowerJazz experts use their extensive experience in the imaging field to meet the market’s rigorous requirements for leading-edge performance, advanced features and reduced die size.

For more information about TowerJazz CIS technology please visit here.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com